SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July, 2016

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491-482 87 00

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

Item		Sequential Page Number

1.	Telefónica Group: Presentation on quarterly results January-June 2016	2

Telefónica
Results
January – June 2016

Disclaimer This document and the conference-call webcast (including the Q&A session) may contain forward-looking statements and information (hereinafter, the “Statements”) relating to the Telefónica Group (hereinafter, the “Company” or “Telefónica”) or otherwise. These Statements may include financial forecasts and estimates based on assumptions or statements regarding plans, objectives and expectations that make reference to different matters, such as the customer base and its evolution, growth of the different business lines and of the global business, market share, possible acquisitions, divestitures or other transactions, Company results and other aspects related to the activity and situation of the Company. The Statements can be identified, in certain cases, through the use of words such as “forecast”, “expectation”, “anticipation”, “aspiration”, “purpose”, “belief” or similar expressions or variations of such expressions. These Statements reflect the current views of Telefónica with respect to future events, do not represent, by their own nature, any guarantee of future fulfilment, and are subject to risks and uncertainties that could cause the final developments and results to materially differ from those expressed or implied by such Statements. These risks and uncertainties include those identified in the documents containing more comprehensive information filed by Telefónica before the different supervisory authorities of the securities markets in which its shares are listed and, in particular, the Spanish National Securities Market Commission. The content of this disclaimer must be taken into account by any individual or entity who may have to purchase or sell or elaborate or disseminate opinions related to any securities issued by the Company, and, in particular, by analysts and investors. Except as required by applicable laws, Telefónica does not assume any obligation to publicly update the Statements to adapt them to events or circumstances taking place after the date hereof, including changes in the Company’s business or business development strategy or any other unexpected circumstance. This document and the conference-call webcast (including the Q&A session) may contain summarized or non-audited financial information. The information contained herein and therein should therefore be considered as a whole and in conjunction with all the public information regarding the Company available, including any other documents released by the Company that may contain more detailed information. Neither this document nor the conference-call webcast (including the Q&A session) nor any of their contents constitute an offer to purchase, sale or exchange any securities, a solicitation of any offer to purchase, sale or exchange of any securities, or a recommendation or advice regarding any security.
Investor Relations Telefónica, S.A. Telefónica

01
Q2 16 Highlights
Mr. José María Álvarez-Pallete
Chairman & CEO
Investor Relations
Telefónica, S.A.
Telefónica

Q2 16 Highlights; strategy is working Profitable growth remained solid Service revenue +1.5%, offsetting handset sales (-18.0%) Data monetisation driver continue their positive trend (Non-SMS data revs +16.0%) Av. Rev/Access +2.0% capitalising on fiber, smartphones, LTE and Pay TV Maintaining focus on efficiencies & merger synergies Growing OIBDA, margin and OpCF Best technology platforms Fiber premises passed 32.9m; LTE coverage 55% (84% in Europe) Building the future (new customer knowledge platform linked to Big Data; offering a differential experience) Improved competitive position Spain: OpCF back to growth Brazil & Germany: Margins boosted by synergies (proving TEF’s capacity to extract value from them) UK: Distinctive customer growth, loyalty and brand awareness Hispam: Increasing value penetration Committed to deleverage Best in class diversification; further improvement of operations and FX drag to ease in H2 FCF €815m in H1 to significantly improve along the year Broad diversity of potential debt reduction measures, combined with attractive debt re-financing opportunity %: y-o-y organic 2016 guidance; dividend & mid-term leverage confirmed Investor Relations Telefónica, S.A. 1 Telefónica

Key financials (UK full consolidation) € in millions Revenue Service revenue OIBDA OIBDA Margin OpCF (ex-spectrum) Net Income EPS FCF Net Financial Debt Reported 25,235 23,364 7,756 30.7% 4,112 1,241 0.23 815 52,568 H1 16 Reported y-o-y (7.1%) (5.7%) (6.4%) 0.2 p.p. (5.9%) (42.1%) (45.2%) c.s. 2.7% Organic y-o-y 1.3% 2.7% 3.1% 0.5 p.p. 3.3% Reported 12,723 11,824 3,918 30.8% 1,968 693 0.13 746 Q2 16 Reported y-o-y (7.7%) (6.1%) (7.1%) 0.2 p.p. (3.1%) (54.5%) (55.6%) c.s. Organic y-o-y (0.2%) 1.5% 0.8% 0.3 p.p. 1.4% Negative FX effect in OIBDA offset at FCF level (€ in millions) (913) OIBDA 581 CapEx 177 Working Capital 176 Taxes + interest + Others 21 FCF Investor Relations Telefónica, S.A. 2 Telefónica

H1 affected by FX and perimeter impacts FX impact (y-o-y) Revenues OIBDA Q1 16 Q2 16 H1 16 (14.3 p.p.) (13.6 p.p.) (9.1 p.p.) (7.9 p.p.) (11.7 p.p.) (10.7 p.p.) Perimeter impact (y-o-y) Revenues OIBDA 5.0 p.p. 3.7 p.p. Q1 16 1.5 p.p. 0.8 p.p. Q2 16 3.3 p.p. 2.3 p.p. H1 16 FX to ease in H2 16 H1 16 results impacted by average FX, following sharp depreciation Q3 15: BRL and COP Q4 15: ARS Perimeter; no impact in H2 16 • GVT & DTS consolidated in May-15 Investor Relations Telefónica, S.A. 3 Telefónica

Full-year guidance on track 2016 Guidance (Constant FX 2015; ex-VZ; ex-UK) Revenue OIBDA margin CapEx/Sales Guidance 2016E >4% Stabilising vs. 2015 Around 17% H1 16 +5.0% +0.1 p.p. 15.1%
Service Revenues +6.4% Dividend Share buyback: % share capital cancelled (treasury) (BoD to decide in H2 16) Mid-term target Net Financial Debt / OIBDA <2.35x €0.75/sh. €0.35/sh. voluntary scrip Nov-16 €0.4/sh. cash Q2 17 1.5% 3.20x Jun-16 Investor Relations Telefónica, S.A. 4 Telefónica

Strong FCF performance in Q2 16



FCF (€ in millions)
2015
2016
746
815
363
69
(557)
(194)
Q1
Q2
H1

FCFS (€)

0.01	0.15	0.17

EPS (€)

0.10	0.13	0.23

Cash generation improvement (y-o-y and q-o-q)

- **Robust H1 FCF y-o-y** (+€1,009m) on the back of:
  - Better performance of OpCF in Q2
  - Lower spectrum, CapEx, financial payments & minorities
  - Higher WC consumption (partly due to spectrum) & slightly higher taxes impacted by non-recurrents in H1 15
- **FCF sequential improvement** (+€677m) mainly due to WC and financial expenses, offsetting higher taxes, Capex and minorities

FCF to improve in H2 16

- Expected improvement in operational performance (OIBDA)
- Lower FX headwinds
- Seasonality of WC & other factors

Investor Relations
Telefónica, S.A.
5
Telefónica

Continued strong momentum with quality customers

Expanding reach

Jun-16 (y-o-y)

- **Mobile Contract/ Total Mobile** **39%** (+3 p.p.)
- **Smartphone penetration** **51%** (+9 p.p.)
- **LTE penetration** **19%** (+10 p.p.)
- **Pay TV/FBB** **49%** (+1 p.p.)
- **FTTX+VDSL/FBB** **40%** (+10 p.p.)

Avg. Revenue / Access

(y-o-y organic)


3.2%
H1 16
Accesses
348m
Churn
2.7%

Securing a distinctive top-line growth profile

- **Exploiting growth opportunities to foster service revenues**
  - X2 LTE accesses vs. Jun-15
  - 1.7m smartphones added to base in Q2
  - +31% y-o-y FFTX + VDSL accesses
  - Fast adoption of Pay TV (+5% y-o-y)
- **Increasing bundling with FFTX/4G, allowing high-end pricing power**
- **Increasing customer lifetime value**
  - Strong Q of customer retention (churn -0.2 p.p. q-o-q)
  - Innovative value propositions
  - Best customer experience

Investor Relations
Telefónica, S.A.
6
Telefónica

Resilient growth of service revenues
Total Revenues (y-o-y organic)
(0.2%) Q2
1.3% H1
Handset Revenues (y-o-y organic)
(9.0%)
(18.0%)
Q1
Q2
Q2 Service Revenues (y-o-y organic)
4.8%
1.5%
1.6%
1.1%
(1.8%)
(2.3%)
TEF
T. Hispam T. Brasil
T. España
T. UK
T. Deutsch
Service Revenues (y-o-y organic)
3.9%
(1.4 p.p.)
1.5%
(0.6 p.p.)
(0.3 p.p.)
(0.1 p.p.)
Q1
T. Venezuela T. Mexico
T. UK
Others
Q2
Quality of revenues
Service revenues growth offset handset sales
Service revenues expansion higher than total revenues in all segments Consistent trends in Q2 in Brazil & Spain vs. Q1
Lower handset sales impacting Q2; worsening trends in all business
Q2 growth levered on strategic business
BB Connectivity & SoC growing robustly and increasing weight to 47% o/total (+6 p.p. y-o-y)
Declining Voice & Access (43% o/total; -5 p.p. y-o-y)
Continued demand for mobile data (Non-SMS revs. +16.0% y-o-y)
Revenue (H1 16)
GER
15%
SPAIN
25%
UK
14%
HISPAM
24%
BRAZIL
20%
Investor Relations
Telefónica, S.A.

Telefónica

Sustaining OIBDA growth, strong diversification
H1 OIBDA (y-o-y organic)
7.0%
3.1%
1.7%
1.5% 0.6%
(1.2%)
TEF T. Brazil T. Deutsch T. España T. UK T. Hispam
OIBDA 2016 (y-o-y organic)
OIBDA Margin (y-o-y organic)
3.1%
0.8%
High operating leverage
Q2
30.8%
+0.3 p.p.
H1
30.7%
+0.5 p.p.
Ongoing synergies & efficiencies improvements
OIBDA growth for 8th Q in a row
Outstanding OpEx in Q2 (-0.8% y-o-y organic); outpacing revenue decline
Merger synergies on track (BZ, DE)
Redundancy programs driving personnel savings (Spain, BZ, …)
Global simplification initiatives across regions
Broad-based y-o-y margin improvement in Q2, except in Hispam
Ongoing organic OpCF growth in Q2 (H1: +3.3% y-o-y)
Back to growth in Spain (Q2: +1.0% y-o-y)
Brazil maintains its robust increase (H1: +33.6% y-o-y)
OIBDA (H1 16)
GER
11%
SPAIN
33%
UK
12%
HISPAM
22%
BRAZIL
21%
OpCF ex-spectrum (H1 16)
SPAIN
41%
UK
12%
HISPAM
17%
BRAZIL
21%
GER
10%
Investor Relations
Telefónica, S.A.

Telefónica

Clear data monetisation results

Q2 mobile data traffic +50% y-o-y

LTE traffic 32% of mobile data traffic (+4 p.p. y-o-y)

Smartphone penetration 51%

Contract 72%
Prepaid 40%

Q2 LTE dynamics

Traffic (y-o-y): 3x

Usage uplift: 68%

ARPU uplift: ~10%

Data Revenues (y-o-y organic)



Q2 16
H1 16
9.4%
12.5%
16.0%
20.0%
Data
Non-SMS data
52%
+5 p.p.
82%
+5 p.p.
Data/MSR
Non-SMS/Data

LTE data upselling; ARPU growth

- **LTE customers 50.1m** (x2 y-o-y)
  - Q2 avg. usage/per smartphone +34% y-o-y (955 MB/month)
- **Prepaid data ARPU uplift in Latam** (Q2:+18% y-o-y)
  - T. Hispam opportunity; smartphone penetration 30%
- **Contract data monetisation via traffic dynamisation and upselling**

Fixed data opportunity ahead

- **Booming FBB traffic** (Q2: +50% y-o-y)
- **Fiber quality and speed fostering usage**

Investor Relations
Telefónica, S.A.

9

Telefónica

Digital Services: enhancing customer experience
Revenues (y-o-y organic)
15.7%
Q2 16
€1,212m
17.4%
H1 16
€2,349m
Solid growth (y-o-y organic)
Q2 16 H1 16
Weight o/ total revs. Q2 16
28% 33% 30%
24% 25% 26%
13% 15%
Video Security M2M Cloud
57% 7% 5% 12%
Building on solid platforms
Video: 8.4m accesses (+5% y-o-y)
Introduction of new functionalities and success of own productions
Cloud:
Chile & Brazil: new “Open Telefónica Cloud” services
Security:
Two new Security Operations Centres in Mexico & Spain
New strategic alliances to integrate with own security solutions
M2M:
Consolidating Smart m2m platform as strategic asset to win key industry references
Financial Services:
O2 Mobile Banking, Germany’s first mobile-only bank, launched commercially
Telefónica Open Future_:
Integrating startups’ services internally and into customer offering
Investor Relations
Telefónica, S.A.

Telefónica

TGR: Technology excellence
Enlarged UBB footprint
Premises Passed with Fibre
32.9m
FTTX
+14% y-o-y
20.7m
FTTH
+19% y-o-y
LTE Coverage (%PoP)
55%
(+12 p.p. y-o-y)
Further progress on All-IP
VoIP accesses
5.7m
7 countries
VoLTE
deployments
6 countries
Network modernisation
All-IP upgrade: More capability & efficiency
Native VoWiFi in Germany based on IMS (IP Multimedia Subsystem)
New metro network in Spain; OTN (Optical Transport Network)
Global Centers: Standardisation & simplification
Devices: HGU (Home Gateway Unit) already in Spain & Brazil
Innovation:
SON (Self Optimizing Networks) to improve 70m customers’ experience
Telefónica awarded best NFV/SDN solution
Agreements with main vendors to evolve 5G architecture
E2E Digitalisation
Big Data platforms for
Real Time decision
14.7 PB
(x 3 y-o-y)
Consolidation Online
Charging Systems
51%
Single OCS
customers
Full Stack
15 countries
on track
Investor Relations
Telefónica, S.A.

Telefónica

02
Q2 16 Results
Mr. Angel Vilá
CSFO
Investor Relations
Telefónica, S.A.
Telefónica

Spain: Commercial momentum gaining pace
Quarterly net adds (‘000)
Q1 16 Q2 16
Churn q-o-q
-0.2 p.p.
52
17
FBB
-0.1 p.p.
111 114
UBB
-0.2 p.p.
56 27
Q2
seasonality
TV
-0.1 p.p.
50
(17)
Mobile contract
“Fusión” high value
Jun-15 Jun-16
67%
52%
32%
25%
UBB IPTV
“Fusión” ARPU
Euros
+12%
78.2 79.8
71.3
Q2 15 Q1 16 Q2 16
Unique platform
High customer stickiness
Fusion churn: 1.1% in Q2 (-0.2 p.p. q-o-q)
Best-in-class UBB network in Europe
FTTH coverage: 15.7m premises passed (H1: +1.4m)
LTE coverage: 86% pop (+3 p.p. q-o-q)
Continuous quality upgrade of quad-play offer
Innovative TV (VoD off-line, shift TV,…), 300 Mb symmetry, HGU,..
Consistent upselling
“Fusión” remains unabated (subs: +10% y-o-y)
Penetration upside
New step on the “more for more” strategy launched in July
Smart bundling (Premium TV & mobile add-ons)
Investor Relations
Telefónica, S.A.

Telefónica

Spain: Further progress in the new growth cycle
Revenues (y-o-y organic)
Total Handset sales Service Rev.
Total Revenues
€3,126m €3,202m
1.0% 1.1%
0.2%
(0.1%)
(18.2%)
(22.3%)
Q1 16 Q2 16
Profitability
(y-o-y organic ex-real estate in Q2 15)
Q1 16 €3,126m Q2 16 Margin
Total OIBDA
€1,317m
2.6%
2.0%
OIBDA
41.1%
+1.1 p.p.
€854m
3.3%
(0.5%)
OpCF
26.7%
+0.9 p.p.
Sustainable service revenues growth
Accelerating service revenues increase despite negative calendar effect from “Fusión” tariffs update
All revenue segments delivering y-o-y growth in Q2
Convergence and IT drive Business improvement
Improved OIBDA & OpCF; efficiency gains
Savings from Redundancy Program since Q2
Q2 OpEx: -1.9% y-o-y (Q1: -1.3%)
Commercial process simplification (Q2 commercial cost: -18% y-o-y)
Sustainable margin expansion
OpCF increasing in Q2 y-o-y; despite Q2 CapEx +1.2% y-o-y
Investor Relations
Telefónica, S.A.

Telefónica

Germany: Outstanding OpCF; synergies on track

Contract Gross Adds mix



GA retail
GA partners
53%
339k contract net adds; +87% q-o-q
Q2 16

Revenues (y-o-y)



(2.3%)
(0.3 p.p.)
(3.1 p.p.)
(0.2 p.p.)
(5.9%)
Q1 16
MSR
Handset
Other
Q2 16

Financial (y-o-y ex non-recurrent)



Margin
Q1 16
Q2 16
6.2%
1.8%
16.0%
17.3%
OIBDA
OpCF
25.0%
+1.9 p.p.
13.3%
+2.8 p.p.

Strong trading of partner brands

- **Increasing competition in non-premium** (aggressive pricing)
- **Revenues pressure** in Q2
  - Lower handset sales y-o-y (Q2: -25.5% y-o-y; Q1: -5.5%)
  - MSR showed wholesale mix; legacy base headwinds and regulation
- **Further progress on LTE:** Coverage at 77% (+7 p.p. y-o-y)
  - Ramp-up of non-SMS data revs in Q2 to 13.6% y-o-y
  - Avg. data usage of contract LTE O2 consumer +16% q-o-q to 1.4G

OIBDA margin expansion to remain

- **Incremental savings from H2:** Q2 synergies (€40m); H1 (€95m)
- **OpEx transformation peaking in H1** (brand, retention)
- **Outlook confirmed but CapEx guidance** reduced to 'mid to high single-digit % growth'
- **Proposal for annual dividend growth** over next 3 years (2016: €0.25/sh.)

Investor Relations
Telefónica, S.A.
14
Telefónica

UK: Strong trading; leading loyalty
Net adds (‘000)
Total Contract
240
115 134
(86)
Q1 16 Q2 16
New record low contract churn of 0.8%
Mobile Service Revenues (y-o-y ex “O2 Refresh”)
2.6%
(1.6 p.p.)
(0.8 p.p.)
(0.4 p.p.) (0.2%)
Q1 16 Roaming/ Subscription Other Q2 16
MTR
Continued customer growth
Strongest quarterly net additions in 6 quarters
Contract customers: 61% of the total; +5 p.p. y-o-y
Fast LTE deployment
91% outdoor coverage (+18 p.p. y-o-y)
Penetration at 43% of base (+17 p.p. y-o-y)
Customers up 64% y-o-y to 9.5 m
OIBDA margin expansion in Q2 (26.6%; +0.1 p.p. y-o-y)
Q2 MSR broadly flat (ex-O2 Refresh) y-o-y
Top line pressure in Q2 (ex “O2 Refresh”)
Handset sales market wide slowdown (-11.6% y-o-y)
Roaming + MTRs (-2.0 p.p. in Q2 y-o-y)
OpEx decline y-o-y (phasing of marketing spend and underlying savings)
Increased investments in LTE (H1 CapEx: +6.3% y-o-y)
Investor Relations
Telefónica, S.A.

Telefónica

Brazil: Best positioned in the market

Mobile accesses (y-o-y)


ARPU Q2 y-o-y
x3
21%
7%
(11%)
Total
Contract
Smarthpones
LTE
Mobile ARPU
+18.6%
Data ARPU
+40.9%

Fixed access (y-o-y)


ARPU Q2 y-o-y
51%
2%
FBB
UBB
49%
(1%)
Pay TV
IPTV
FBB ARPU
+7.3%
UBB ARPU
+8.3%
TV ARPU
+12.2%
IPTV ARPU
+8.5%

Superior quality; Outperforming peers

- **Mobile:**
  - **Best** 3G & 4G **coverage** (89% population)
  - **Best satisfaction** and perceived **quality** (*Anatel* survey)
  - 42.3% contract market share (LTM: 55% share of net adds)
  - **Prepaid**: Selective commercial approach

- **Fixed:**
  - **Increasing speed** fostering ARPU expansion
    - 16.1m homes passed with fiber/4.0m connected
  - Shortening the loop in the legacy copper network in SP
  - **Leader in UBB** with 54% market share
  - **Successful cross-selling** between former GVT and Vivo customers: All stores already selling fixed products

Investor Relations
Telefónica, S.A.
16
Telefónica

Brazil: Growing market share with margin expansion

Service Revenues (y-o-y organic)



Total service revenues (F+M)
Mobile service revenues
1.1%
0.4%
1.7%
2.3%
Q1 16
Q2 16

Service Revenues market share 35% (+0.8 p.p. vs. Q1 15)

Financials (y-o-y organic)



Margin
Q1 16
Q2 16
8.2%
5.8%
32.1%
5.8%
OIBDA
OpCF
31.7%
+1.5 p.p.
14.9%
+4.0 p.p.

Synergies above estimates; raising ambition to R$25Bn

Sustaining revenue growth

- **Q2 MSR accelerated** to +3.9% y-o-y ex-regulation
  - Data revs. continues ramping-up (Q2: +24.8% y-o-y)
- **Q2 fixed revs.** decelerated to +0.8% y-o-y mainly due to regulation (-21% since Feb-16). **Growth engines**: Pay TV and FBB
- **Handset sales** y-o-y (Q2:-19.2%; Q1: -10.9%) affected by targeted commercial activity and macro

Deeper efficiency, synergies and financial discipline

- **Sequential Improvement in** OpEx (Q2: -2.8% y-o-y; Q1: -1.0%) well below inflation (+8.8%)
  - Rational commercial approach. Better trend on energy cost
  - Q2 operational synergies: €37m (H1: €85m)
- **Solid execution of synergies** (already secured 55% of NPV of best case) + **additional opportunities** identified during integration process with a trending **NPV +13% above the best case scenario**
- **Widening investment gap**; 15.6% CapEx/Sales (16.5% before CapEx synergies)

Investor Relations
Telefónica, S.A.
17
Telefónica

HispAm: Reinforcing leadership in high-value
Contract accesses (y-o-y)
24.4%
11.5%
7.3% 8.5% 7.4%
1.5%
HispAm ARG CHI COL PER MEX
FBB & Pay TV accesses (y-o-y)
FBB Pay TV
17.1% 14.7% 9.7% 2.3% 3.5% 6.1% 0.5% 1.0% 1.2%
HispAm ARG CHI COL PER
Quality investments paying-off
T. HispAm:
Strong performance in contract
Net adds x2.5 vs. Q2 15
Very intense competition, mainly Peru and Chile, hitting prepaid performance
Rapid take-up of new services y-o-y
Smartphone & LTE penetration: +6 p.p. y-o-y
Accelerating fixed transformation (bundling 41%; +5 p.p. y-o-y)
Delivering higher speeds (56% > 4 Mbps; +5 p.p. y-o-y)
Positive Q2 Pay TV net adds in main markets
Investor Relations
Telefónica, S.A.
18 Telefónica

HispAm: Healthy growth in top line
Revenue (organic y-o-y)
Change vs. Q1 16 y-o-y contribution
11.3% (4.7 p.p.)
(2.5 p.p.) (0.5 p.p.) 3.6%
Q1 16 VZ MEX Others Q2 16
Service Revenue (organic y-o-y)
Q1 16 Q2 16
20.1% 18.8% 12.7% 12.8% 4.8% 4.7% 3.0% (0.4%) (0.3%) (0.8%)
(2.0%) (6.1%)
HispAm ARG MEX COL CHI PER
Peers’ outperformance in broad markets
Robust Q2 fixed revenues: +16.1% y-o-y
Sequential deterioration of OIBDA y-o-y (Q2: -3.4%; Q1: +0.8%) affected by MEX and VZ
FX, competition (higher interconnection costs) and inflation: drivers of margin erosion (-2.0 p.p. y-o-y)
MÉXICO:
Intense competition in H1, but easing in recent weeks. Gaining market share
PERÚ:
OIBDA and margin improving in Q2 on efficiencies and strong performance in fixed business
ARGENTINA:
Steady revenue increase in Q2 & improving OIBDA trends
CHILE:
Very solid fixed revenue performance; OIBDA growth impacted by higher commercial costs and FX
COLOMBIA:
Improved revenue growth; OIBDA and margin declining (inflation & commercial investments)
Investor Relations
Telefónica, S.A.
19 Telefónica

Leverage impacted by Q2 dividend payment
Net Financial Debt
€ in millions
Net Financial
Debt/OIBDA
3.02x 50,588
Mar-16
(746)
FCF
191
Pre-retirements commitments
1,950
Shareholder remuneration & Hybrid coupon

Net financial investments

FX, MTM & Others
Net Financial
Debt/OIBDA
3.20x
52,568
Jun-16
Mid-term
target < 2.35x
reiterated
1,968
OpCF
ex-spectrum
(220)
Working
capital
(490)
Net Interest
payment
(240)
Tax
(270)
Dividend to minorities & Others

FCF
Investor Relations Telefónica, S.A.
20 Telefónica

Strong liquidity to face upcoming maturities
Effective interest cost: 96 b.p. lower y-o-y
Guidance
Below
5%
5.31%
Jun-15
(0.98%)
Lower cost of European currencies
0.02%
Others
4.35%
Jun-16
Liquidity position (Jun-16)
€ in billions
5.4
Cash position
ex-VZ
11.8
90% LT
5.4
Undrawn credit lines & syndicated credit facilities
17.3
Liquidity position
Sources of long-term financing (Jun-16)
€ in billions
1.8 0.4 5.6
2.8
0.6
Equity Linked-bond (non-dilutive convertible)
Bonds
Other bank financing
Latam Financing
Total
Net debt maturities (Jun-16)
€ in billions; not considering hybrid NC dates
Average debt
life at 5.09
years
2.3
2016E
8.1
2017E
7.8
2018E
Investor Relations
Telefónica, S.A.
21 Telefónica

Summary: Structural transformation
Executing and building for the future
Networks upgrades & product differentiation driving commercial activity: growing value & improving sustainability
Strengthening market positioning across markets
Ongoing efficiencies & synergies driving margin expansion
Profitable organic growth continues, improvement expected in H2
FX headwinds expected to ease in H2
Improving FCF generation, H2 to benefit from seasonality
2016 guidance; dividend & mid-term leverage confirmed
Investor Relations
Telefónica, S.A.
22 Telefónica

Telefónica
For further information:
Investor Relations
Tel. +34 94 482 87 00
ir@telefonica.com
www.telefonica.com/investors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date:	July 28, 2016	By:	/s/ Miguel Escrig Meliá
			Name:	Miguel Escrig Meliá
			Title:	Chief Financial Officer